TRANSGLOBE ENERGY CORPORATION PROVIDES AN OPERATIONS UPDATE

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, February 3, 2011 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to provide an operations update.

OPERATING ENVIRONMENT IN EGYPT

To date, the Company’s West Gharib production operations have not been affected by the recent political demonstrations in Egypt. The Company continues to the monitor the situation and has daily communication with our Cairo staff and our Joint Venture operating company. All employees are safe and accounted for. The Company will take all steps to adapt to the situation and will attempt to mitigate any adverse consequences.

PRODUCTION

Production averaged 11,228 barrels of oil per day (“Bopd”) to TransGlobe during December (8,247 Bopd from Egypt and 2,981 Bopd from Yemen).

Production averaged 10,897 Bopd to TransGlobe during January (7,990 Bopd from Egypt and 2,907 Bopd from Yemen).

Production for the last week of January was approximately 11,300 Bopd (8,400 Bopd from Egypt and 2,900 Bopd from Yemen).

2010 Production (Bopd)	Egypt	Yemen	Total

Q1	6,848	2,846	9,694
Q2	6,631	2,575	9,206
Q3	7,601	2,537	10,138
October	7,610	2,692	10,302
November	7,967	2,870	10,837
December*	8,247	2,981	11,228
2010 Average*	7,259	2,701	9,960
January 2011*	7,990	2,907	10,897
* Estimate.

OPERATIONS

ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, TransGlobe operated)

The Company drilled four wells in West Gharib since the Q4 mid-quarter update of December 13, 2010 resulting in two oil wells (Arta 25 and East Arta 11), one potential oil well (South Rahmi 8) and one dry well (East Arta 10). Two rigs are currently drilling development wells at Arta and East Arta. The rigs are scheduled to continue drilling development/appraisal Nukhul wells in the Arta and East Arta fields although future drilling will be dependent on continued access to services and drilling supplies from third-party suppliers.

The Company and Egyptian General Petroleum Corporation (“EGPC”) reviewed development lease continuations for the Arta, East Arta, East Hoshia, North Hoshia, West Hoshia and South Rahmi development leases in the fourth quarter of 2010. All of the Arta, East Arta and South Rahmi leases were continued. Approximately 50% of the West Hoshia development lease and 40% of the North Hoshia development lease were continued. The remainder of the West Hoshia and North Hoshia leases along with the East Hoshia development lease were relinquished. The relinquished lands were not considered prospective by the Company.

East Ghazalat Block, Arab Republic of Egypt (50% working interest)

The operator, Vegas Oil and Gas SA, filed a declaration of Commercial Discovery for the Safwa field and is finalizing the initial Safwa development lease and development plan. In addition, the operator has requested approval to start early production. The commencement of first production will also be contingent on the availability of supplies and services in Egypt. Two wells were drilled in November and December resulting in an oil well at Safwa #2 and a dry hole at Nakhil #1. The drilling rig was moved to TransGlobe’s Nuqra Block in January.

Nuqra Block 1, Arab Republic of Egypt (71.43% working interest, TransGlobe operated)

TransGlobe contracted for one year the 1,200 HP drilling rig previously used at East Ghazalat. The rig was moved to Upper Egypt and commenced drilling the Selsella #1 exploration well on January 26. Drilling operations were temporarily suspended this week due to disruptions in the delivery of services and drilling supplies by third party contractors. Drilling will recommence as soon as deliveries are re-established. The rig is scheduled to drill two exploration wells (Selsella and Diwan) in Nuqra. The rig will be available for Nukhul development drilling at West Gharib following the Nuqra program.

REPUBLIC OF YEMEN

Yemen East - Masila Basin

Block 72, Republic of Yemen (20% working interest)

The Gabdain #1 basement exploration well commenced drilling on November 19, 2010. The well was drilled to total depth of 3,485 meters measured depth (approximately 636 meters measured depth into the Basement). Hydrocarbons were observed while drilling through the Kohlan sandstone overlaying the basement interval and an oil sample (37° API) was recovered from the Kohlan using a wire line MDT tool prior to running intermediate casing. Hydrocarbon charged fractures were observed while drilling the upper basement interval. An open hole test was conducted on the basement interval, but no flow to surface was achieved due to the limited fractures encountered in the wellbore. The presence of oil shows in the basement and the Kohlan demonstrates a working hydrocarbon generation and migration system. Studies are underway to determine if a more optimal drilling location is feasible.

Following the basement test, a 15 meter interval was perforated in the Kohlan. The Kohlan was placed on test on January 27 using a small electric submersible pump. The well continued to clean up and was producing at an unstablized rate of approximately 130-180 barrels per day of 39° API oil at the end of the five-day test. The operator is preparing to suspend the well and move to Gabdain #2.

The Block 72 partners have approved a second exploration well, Gabdain #2, subject to Government approval. Gabdain #2 will test a shallow Qishn formation prospect.

Yemen West - Marib Basin

Block S-1, Republic of Yemen (25% working interest)

An Nagyah #5 was re-entered and drilled as a horizontal Lam A oil well and placed on production at an initial gross rate of 700+ Bopd in late January.

The An Nagyah #28 a Lam B horizontal development well is currently drilling. Following An Nagyah #28, the drilling rig is scheduled to drill another Lam B horizontal development well at An Nagyah #27.

The operator is preparing to test the Lam B discovery at An Nagyah #31 following tests of the Shuqra and the Kohlan. Although both zones had oil shows during drilling, they did not recover any oil during testing.

2010 YEAR-END RESERVES

TransGlobe will announce its 2010 year-end reserves on Monday, February 14, 2011 prior to the opening of the stock markets. A conference call and web cast to discuss the results will be held the same day:

Time:	2:30 p.m. Mountain Time (4:30 p.m. Eastern Time)
Dial-in:	(416) 340-8527 or toll-free at 1-877-440-9795
Web cast:	http://events.digitalmedia.telus.com/transglobe/021411/index.php

Shortly after the conclusion of the call, a replay will be available by dialing (905) 694-9451 or toll-free at 1-800-408-3035. The pass code is 1471702#. The replay will expire at 11:59 p.m. Eastern Time on February 21, 2011. Thereafter, a copy of the call can be accessed on TransGlobe’s Web site at www.trans-globe.com.

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.comand www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:
Investor Relations
Scott Koyich
Telephone: 403.264.9888
E-mail: investor.relations@trans-globe.com
Web site: www.trans-globe.com